News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $300,000,000 6.60 Per Cent, Series B Medium Term Notes, due 2010

TORONTO, May 4, 2005 – Bank of Montreal will redeem all of its 6.60 per cent Series B Medium Term Notes (Subordinated Indebtedness), First Tranche due 2010, on June 8, 2005.

These notes are redeemable at Bank of Montreal’s option from June 8, 2005, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Interest on the notes will cease to accrue from and after the redemption date.

Bank of Montreal cited the high relative yield to current market rates as the main reason for the redemption.

Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $294 billion as at January 31, 2005, and more than 33,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm BMO Bank of Montreal and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1.5 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1101

Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452

Internet: www.bmo.com